UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 28, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Issued by:	BHP Billiton Plc

Date:	28 September 2017

To:	London Stock Exchange
Australian Securities Exchange

cc:	JSE Limited
New York Stock Exchange

For Release:	Immediately

Contact:	Helen Ratsey +44 (0) 20 7802 7540

BHP Billiton Plc – Notification of Major Interest in Shares

The following notification was received on 28 September 2017 by BHP Billiton Plc from Public Investment Corporation SOC Limited relating to major interests in shares of BHP Billiton Plc.

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street	Registered Office: Nova South 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:	BHP BILLITON PLC

1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)

Non-UK issuer	☒

2. Reason for the notification (please mark the appropriate box or boxes with an “X”)

An acquisition or disposal of voting rights	☒

An acquisition or disposal of financial instruments

An event changing the breakdown of voting rights

Other (please specify)iii:

3. Details of person subject to the notification obligationiv

Name	PUBLIC INVESTMENT CORPORATION SOC LIMITED

City and country of registered office (if applicable)	PRETORIA, SOUTH AFRICA

4. Full name of shareholder(s) (if different from 3.)[v]

Name

City and country of registered office (if applicable)

5. Date on which the threshold was crossed or reachedvi:	22/09/2017

6. Date on which issuer notified (DD/MM/YYYY):	26/092017

	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	2.970%		2.970%	62 724 244
Position of previous notification (if applicable)	3.157%		3.157%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii

A: Voting rights attached to shares

Class/type of shares ISIN code (if possible)	Number of voting rightsix		% of voting rights
	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
BIL	62 724 244		2.970%
SUBTOTAL 8. A	62 724 244		2.970%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))

Type of financial instrument	Expiration date[x]	Exercise/ Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

		SUBTOTAL 8. B 1	NIL	NIL

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))

Type of financial instrument	Expiration date [x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2	NIL	NIL

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
PUBLIC INVESTMENT CORPORATION SOC LIMITED	2.970%		2.970%

10. In case of proxy voting, please identify:

Name of the proxy holder	N/A

The number and % of voting rights held	N/A

The date until which the voting rights will be held	N/A

11. Additional informationxvi

Name: DEVILLIERS MAKONKO

E-Mail: Devilliers.makonko@pic.gov.za

TEL: +27 12 742 3578

Place of completion	PRETORIA, SOUTH AFRICA

Date of completion	SEPTEMBER 26, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	September 28, 2017	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary